BPI Industries Inc.

CDNX SYMBOL : BPR

510 Burrard Street, Suite 910 [redacted]uver, B.C. V6C 3A8 Tel : 604-685-8688 Fax : 604-683-1797
www.bpi-industries.com

NEWS RELEASE

Release, April 9, 2002

James G. Azlein, President BPI Industries Inc. (CDNX symbol: BPR) would like to provide the following Corporate Update for the calendar quarter ended March 31, 2002.

The Company continues the process of transitioning from a Holding Company with a 49% Net Revenue Interest to a Fully Operational Natural Gas Exploration and Development Company which now controls a 100% working interest in its Illinois Basin Coalbed Methane Acreage. The sole focus of management is now on the expansion and development of this asset.

The Company continues to work simultaneously and on parallel paths on all of the Corporate Objectives as previously discussed in its news release of March 4, 2002.

Management:

In the continuing transition to an operational natural gas exploration and development company, BPI has needed to change and add to its team of managers and advisors. The Company is in the process of making its final changes to the Board. It has assembled a new working proactive Advisory Board and a new core management team. This nucleus of people will continue to be expanded as when and where needed.

Acreage Expansion, the Process and a little Historical Perspective:

The Company's current lease covers 43,000 contiguous acres in Franklin, Williamson and Saline Counties in Southern Illinois. The lease is with American Premier Underwriters and covers all hydrocarbon rights, with the exception of coal, that APU has whether currently identified or "other additional rights" that are identified in the future.

The "other rights" or "deep rights" as they have been referred to are being researched currently. There is no one map or book that one can refer to for ownership records. The only way to verify ownership is to research courthouse records in each county on a parcel-by-parcel basis from the date of the original land patent that was issued by the US Government. This is a very tenacious and time consuming process as the owner of a parcel of land can own the surface, the coal, the oil, the gas, the methane gas, the uranium or just a part of those rights. The Company is currently working with abstractors in each of the three counties covered under its current lease that Management believes can expand BPI's lease position.

The Company is also currently researching additional ownership records and is involved in active negotiations with a number of coal companies in the Illinois Basin to secure additional coalbed methane rights to expand the total acreage base of the project. BPI intends to acquire leases on oil and gas as well as coalbed methane. In most cases, the ownership of the coal rights and oil and gas rights are different.

Coalbed methane development on a large scale is new to the Illinois basin. The Company believes its previously stated goal of expanding the project to 100,000 acres is a very attainable goal.

Financing Initiatives:

Management along with its Advisors are currently actively seeking to identify all available financing options to further the testing of the current acreage as well as for the acquisition of additional acreage for the Project. These options include equity financing through the issuance of new shares in the Company as well as through the establishment of credit facilities or debt financing.

Parties for each option have expressed some initial interest both in Canada and the United States.

ILLINOIS BASIN METHANE PROJECT

Management has stated this project will be the Company's primary focus. The Company continues to work closely with its project manager and engineering service provider, Halliburton Energy Services. The company recently received a 126 page draft copy of the BPI Illinois Basin CBM Prospect Evaluation Program prepared by Halliburton Energy Services. The report was provided under a previously executed "Contract for Engineering and Consulting Services" between Halliburton and BPI. The report describes a comprehensive program that could be executed by Halliburton's Integrated Solutions Group. It discusses in detail a plan for well testing, reservoir stimulations and corresponding economic forecasts.

Halliburton was scheduled to begin work on site on February 11, 2002 with initiation of a previously proposed Permeability Testing Program. However, a mild winter resulted in the ground not freezing, and with winter and spring rains, the site has been inaccessible to begin testing . The Company and Halliburton are monitoring the field conditions on a weekly basis and on site work will begin as quickly as feasible.

The next step in the total project program is to agree on and finalize all aspects of the complete testing program, which would clearly define the terms and conditions for testing execution. While the final work program and associated costs have not been finalized, it would be reasonable to expect this program to run in the U$2.5 million to U$4.0 million range.

Update on Subsidiary Companies:

Over the past ninety days, the Company has been evaluating the other involvements that the Company has in its wholly owned subsidiaries. At the present time, there are 6 subsidiary companies. It is the intention of Management to greatly simplify BPI's corporate structure through the sale, divestiture or non-renewal of corporate charters of all non-core assets. This effort should result in additional cost savings.

BPI INDUSTRIES (Nevada), INC.
BPI (Nevada) holds a 50% leasehold interest in the Illinois Basin Methane project lease.

BPI Industries (Delaware), INC.
The are currently no active operations within this entity.

METHANE MANAGEMENT, INC.
MMI was acquired by the Company and holds a 50% leasehold interest in the Illinois Basin Methane project lease and owns 100% of the project assets, other than the lease. Management is currently evaluating the pros and cons of consolidating 100% of the Illinois Basin Methane Project in either the Nevada or Delaware US subsidiary companies, or Methane Management, Inc.

TEGA PETROLEUM, INC.
Management has as of March 29, 2002 divested the assets and liabilities of this Company. Its corporate charter will not be renewed. Prior to this divestiture, Tega represented a significant encumbrance to all of BPI's operations in the Illinois Basin.

Tega Petroleum had thirty-six oil wells that were either acquired or drilled by previous management. Historically, Tega had never proven to be capable of funding its own expenses and all wells were shut-in almost three years ago. The company had essentially been inactive since that time, however a number of the wells had accrued violations from the State of Illinois Division of Oil and Gas due to neglect. At the first of the year, the State had ordered plugging of two wells, with 26 additional violations still outstanding. Three of those violations have environmental implications and due to the total number of violations, the State had imposed a well permit block on Tega and its parent, BPI.

Management, with the assistance of members of the Company's Advisory Board and independent consultants, have been working with the Illinois State Division of Oil and Gas to address the violation issues and evaluate the potential, if any, in reworking wells to get them into production. The Company provided loans to Tega to plug two of the wells and it was determined that only with substantial additional investment would there be any marginally economic production and then from only 5 wells. It was further established that the balance of the wells would need to be plugged at a cost of US$3,000 to US$25,000 per well.

Working in conjunction with the State of Illinois, the Company reached an agreement with Reef Energy to take over all Tega wells. That agreement called for the Company to transfer all ownership and well permits Tega has in the wells and leases along with a payment of $20,000 to Reef Energy for assumption of all remaining violations and liabilities therein by Reef. This transaction was closed on March 29, 2001 and all relevant transfers have been filed with the State of Illinois. The State has agreed that with this

transfer, the permit block with BPI will be lifted.

With these issues resolved, the Company is now working to transfer all well permits for the Illinois Basin Methane Project from the former project operator, Mid-Continent Methane, Inc. to the Company.

UNICORN MEDICAL SYSTEMS (BC) LTD.

The Company currently owns a 10.99% interest in Pyng Medical Corp. through UMSI. Pyng has developed and holds the patents to F.A.S.T.1, an FDA approved medical device. Pyng is now attempting to market the device through its distributor network. As of December 31, 2001, BPI has invested approximately $461,000 in this venture. To maintain its minority interest in Pyng, the Company must continue to fund its proportionate share of the annual operating expenses. As of the Pyng Medical fiscal year ended September 30, 2001, BPI's requirement to maintain its ownership is a payment of $99,832.00.

Given the newly established focus of the Company, the Board of Directors has agreed with Management's recommendation and has authorized Management to try to negotiate a sale of the Company's minority interest to the majority holder, Pyng Technologies Inc., a public company listed on CDNX. Management will seek out all possible options to recoup the Company's investment to date in this venture.

ROYAL CANADIAN OIL COMPANY (TEXAS) INC.

This wholly owned subsidiary has been inactive for a number of years. Management has recently completed filing of delinquent United States income tax returns and management has decided not to renew the annual corporate charter.

NEW WEBSITE

The Company has recently launched its new website at www.bpi-industries.com. It is the intention of Management to make the website a comprehensive source of information to update the shareholder base on progress of the Illinois Basin Project but also as a source of information on Coalbed Methane in general.

Management would like to encourage all BPI shareholders and interested parties to register at the site to receive news releases in a timely manner.

About BPI Industries Inc.

BPI Industries is a Canadian, publicly listed, Oil and Gas Exploration Company. Its principal asset is a contiguous 43,000-acre coal bed methane property in the southern portion of the Illinois Basin. The Company has invested in excess of US$5.5 million in the process of evaluating and defining a natural gas reserve and acquiring 100% of the project. There are two major gas pipelines, the Texas Eastern Transmission Corp. and the Trunkline Gas Company, that cross the acreage providing a ready market for future gas production. The common shares of the Company trade on the Canadian Venture Exchange under the symbol "BPR".

ON BEHALF OF THE BOARD OF DIRECTORS

"James G. Azlein"

James G. Azlein, President

For Further Information Contact
800-803-3204 or 604-685-8688
info@bpi-industries.com